Mail Stop 3561

September 26, 2005

Marvin G. Kiser, Sr.
Vice President of Finance
McRae Industries, Inc.
400 North Main Street
Mount Gilead, North Carolina 27306

     Re: **McRae Industries, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Draft Received September 16, 2005
               File No. 1-8578

Dear Mr. Kiser:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of the Financial Advisor, page 24

1. We refer you to prior comment 5. We note that you disclose that Oxford considered companies that had operations and size most comparable with you. However, later in your disclosure you state that these companies were among the smaller publicly traded footwear companies and most were significantly larger than you. This statement appears to mitigate the point of the earlier disclosure. In this regard, why did Oxford determine that the companies included in the comparable company analysis have operations and size most comparable to yours if they were all significantly larger. Also, if the companies were significantly larger, what was the

basis for Oxford's belief that this analysis is a viable measurement as to the fairness of the transaction. Further, upon revising your disclosure, you should clarify how Oxford defined the term "size" in determining which companies to include in this analysis. For example, was size evaluated in terms of revenue?

2. Please expand your disclosure to explain why Oxford believes that the company's historical earnings and potential future earnings and the lack of an active trading market supports its conclusion that the highest closing price of the Class A and B common stock in the least 12 months prior to the announcement of the transaction is a more important indicator of fairness than the amount of the premium paid over the closing price of the Class A and B common stock on the day prior to the announcement of the transaction. Also, to more clearly present the results of the "Comparable Transaction Analysis," please provide in tabular form the comparison of the cash out price paid in each precedent transaction to both the closing price of the relevant stock on the day prior to the announcement of the proposed transaction and the highest closing price of the relevant stock in the 12-months prior to the announcement of such transactions. The table should also disclose the percent range of each comparison as discussed in the text of your preliminary proxy statement.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, we continue to remind you to provide, in writing, a statement from the company and all filing persons acknowledging that:

· the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551- 3342 or me at (202) 551-3456 with any questions.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers &
Acquisitions

cc: Mark R. Busch, Esq.
        Via Fax (704) 353-3140